UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bolt-X LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 S. LaSalle St Suite 1620
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William D'Anna 773-383-9230
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPA PC
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd Suite 1468	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patricia McEnroe Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bolt-X LLC, as of December 31st, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial Operations Principal

Title

WILLIAM DANNA
Official Seal
Notary Public - State of Illinois
My Commission Expires Sep 24, 2024

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOLT-X, LLC

(a Delaware Limited Liability Company)

Financial Statements

And Independent Audit Report

December 31, 2020

Filed as PUBLIC information pursuant to Rule 17a-5(d)
Under the Securities Exchange Act of 1934 and Regulation 1.10(g)
Under the Commodity Exchange Act.

Bolt-X, LLC
(A Delaware Limited Liability Company)

December 31, 2020

Index

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1460
Chicago, Illinois 60604
312-952-9910
312-786-3722
rwcoopercpa@RobertCooperCPAPC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Bolt-X, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bolt-X stated that it may file an Exemption Report because the Company is considered a Non-Covered Firm under 17 C.F.R. §15c3-3 and (2) Bolt-X, LLC stated that Bolt-X, LLC is a Non-Covered Firm and (1) during the reporting period did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers (3) did not carry PAB accounts and (4) their Company qualifies because it only uses a proprietary platform to facilitate other broker dealers trading, without holding positions or monies. Accordingly, Bolt-X, LLC is considered a Non-Covered Firm under 17 C.F.R. §240.15c3-3 throughout the period January 1, 2020 through December 31, 2020 without exception. Bolt-X, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bolt-X compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects as a Non-Covered Firm based under the Rule 15c3-3 under the Securities Exchange Act of 1934.

Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 26, 2021

Bolt-X, LLC

Statement of Financial Condition
As of December 31, 2020

Assets		
Cash and cash equivalents	$	36,805
Due to broker dealer		1,966,442
Receivable from affiliates		13,595
Prepaid Expenses		13,442
Total Assets	$	2,030,284
Liabilities		
Accounts Payable		112,978
Total Liabilities	$	112,978
Member's Equity		
Total member's equity		1,917,306
Total Liabilities and Member's Equity	$	2,030,284

The accompanying notes are an integral part of these financial statements.

BOLT-X LLC

Notes for Financial Statements

Note 1. Nature of Business and Significant Accounting Polices

Bolt-X, LLC(the Company) formerly know as Ronin Professional, LLC, a Delaware limited liability company, facilitates agency-only equity, option, futures and repo execution services for broker-dealers, institutional customers and professional traders via a proprietary electronic order routing platform.

The Company was purchased by Sumo Holdings, LLC (the Company's parent) on September 8, 2020 from Ronin Capital LLC.

The Company is a broker-dealer registered tie the Securities and Exchange Commission (SEC under the Securities Exchange Act of 1934 and its registered with the Commodity Futures Trading Commission (CFTC) as an introducing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), the Securities Investor Protection Corporation(SIPC) and various exchanges. The Company is a wholly-owned subsidiary of Sumo Holdings, and receives financial support from the parent.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and accordingly, is exempt from the remaining provision of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of the Financial Condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect eh reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of ASC Topic 606: Back on January 1, 2018, the Company adopted Accounting Standards Codification (ASC) Topic 6060.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the new revenue recognition standard. The transaction price in a contract is allocated to each distinct performance obligation and is recognized as revenue when, or as, the performance obligation is satisfied.

Revenue recognition: Brokerage and execution revenue and related expenses are recorded on a trade-date basis as securities and futures transactions occur.

Receivables from contracts with customers within the scope of ASC 6060 were $123,079 at January 1, 2020 and $120,640.28 at December 31, 2020.

The timing of revenue recognition and billings results in receivables and contract assets. Generally, billing occurs subsequent to revenue recognition, resulting in contract assets. Accounts receivable are recorded when the right to consideration becomes unconditional and are presented separately in the statement of financial condition. Contract assets are included in other assets in the statement of financial condition.

Income taxes: The Company is organized as a single-member limited liability company and is a disregarded entity for federal and state income tax purposes. The results of the Company are included in the tax returns of the Parent, whose members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision of benefit for federal income taxes has been made in the Company's financial statements.

The Company evaluates the income tax positions taken to determine whether or not they are more-likely-than-not of being sustained when challenged or examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2020, management has determined that there are no material uncertain income tax positions that impacted the company's financial statements. The Parent is generally subject to examination by the U.S. federal and state tax authorities for the current tax year and prior three tax years.

Subsequent events: The Company has evaluated subsequent events or potential recognition and/or disclosure through the date these financial statements were issued.

Recently issued accounting pronouncements: In February 2015, the FASB issued Accounting Standards Update (ASU) No 2016-02, *Leases (Topic 842)*, which supersedes the leasing guidance in (ACS) 840, Leases. Under ASU 2015-02 lessees are required to recognize a right -of-use asset and lease liability for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of operations. This guidance is effective for fiscal periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest period in the financial statements. As of December 31, 2020, the Company concluded it does not have any leases that meet the definition under ASC 842.

Note 2. Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2020 consist of available cash balances held at the clearing firms.

Note 3. Related-Party Transactions

The Company operates under an expense sharing agreement whereby the affiliate pays certain operating expense of the Company for which the Company reimburses the affiliate at a monthly fixed rate. In accordance with the terms of the agreement, the affiliate will provide support services, office space and technology.

The Company has agreements with affiliated entities whereby the affiliated entities have agreed to pay all fees, costs and expenses associated with certain trading services, as defined. The Company pays the expenses and its reimbursed by the affiliated entities. The Company has a net payable from Sumo Capital of $8,434.08 and a net receivable from Sumo Holdings for $5,160.70 on December 31, 2020.

Note 4. Off-Balance-Sheet risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. The Company does not open or establish accounts on behalf of its customers and does not clear its own securities and futures transactions.

All customers have pre-established securities and/or futures accounts with a clearing broker for this purpose. This can and often does result in a concentration of credit risk with these firms. The Company routes customer orders to trading centers (e.g. a national securities exchange), and each order message includes the customer clearing account number and clearing broker information.

When a trading center executes a customer order, the trading center electronically sends the transaction directly to the clearing firm where it is booked to the customer clearing account in real time. Upon booking, the Company is relieved of any credit risk.

Note 5. Indemnifications and Contingent Liabilities

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as broker-dealers, against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believe that it is unlikely it will have to make material payments under these arrangements and have not recorded any contingent liability in the financial statement for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the ordinary course of business, the Company is subject to regulatory matters. The Company has strong defenses and intends to vigorously defend itself against the claims asserted. The Company, after consultation with outside legal counsel, believes that the amount for which it may be liable, if any, wil not have a material adverse effect on it financial condition or results of operations.

Note 6. Net Capital Requirements

The Company is subject t the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $1,890,259 which was

$1,790,259 in excess of its required net capital of $100,000. The Company's net capital ratio was .05 to 1. The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1. Net capital changes from day to day, but at December 31, 2020, the Company had net capital of 1,890,259 which was 1,790,259 in excess of the required net capital under Rule 15c3-1 of $100,000.